Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W. Suite 800 Washington, DC 20006 (202) 347-8400 Fax: (202) 626-1930 www.tpw.com

May 7, 2007

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Carmody

Special Counsel, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Preliminary Proxy Materials filed by Union Bankshares Company

File No. 000-12958

Dear Ms. Carmody:

On behalf of our client, Union Bankshares Company, a Maine corporation (the “Company”), this letter is to respond to the Securities and Exchange Commission (the “SEC”) – Division of Corporate Finance’s comments with respect to the preliminary proxy statement on Schedule 14A filed by the Company on April 12, 2007.

A clean and blackline copy of the Company’s revised proxy statement, showing changes made in response to these comments, are attached hereto as Exhibit A. The clean copy of the revised proxy statement has been filed with the SEC through the EDGAR filing system.

The SEC’s specific comments are set forth below, followed by the responses of the Company.

1. We note that the dissident shareholder indicated its intent to use a white proxy card in its materials filed May 1, 2006. It is our view that the first party to select a color may use that color. Please revise to select a different color proxy card.

The Company’s proxy statement has been revised to indicate that the Company’s proxy card will be blue. Please see Exhibit A.

Ms. Pamela Carmody May 7, 2007	Page 2.

2. We note your response to our previous comment 5. The compensation discussion and analysis continues to lack any substance. Please revise to provide more information or alternatively advise us as to why you believe the level of disclosure is sufficient.

The Company’s proxy statement has been revised to provide additional disclosure in the compensation discussion and analysis. Please see Exhibit A.

3. Please confirm that proposal three regarding the amendment to the Company’s articles requires the vote of a majority of the shares voting. In this regard, we note that the dissident has stated in its materials that the approval requires the vote of a majority of the shares outstanding.

The Company’s proxy statement has been revised to indicate that proposal three regarding the amendment to the Company’s Articles of Incorporation requires the vote of a majority of the shares outstanding as of the record date. Section 727 of the Maine Business Corporation Act provides that “action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless the corporation’s articles of incorporation or this Act requires a greater number of affirmative votes.” Section 1003 of the Maine Business Corporation Act states that approval of an amendment to the Articles of Incorporation “requires the approval of the shareholders by a majority of all the votes entitled to be cast on the amendment by the shareholders.” Accordingly, the appropriate approval level for the proposed amendment is a majority of the votes outstanding as of the record date.

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Should you have any questions with respect to the foregoing, please feel free to contact the undersigned at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter marked “Return Copy,” which we respectfully request that you date stamp and return in the enclosed, self-addressed, postage paid envelope.

Sincerely,

/s/ Richard A. Schaberg
Richard A. Schaberg

Enclosures

cc:	Peter A. Blyberg

President and Chief Executive Officer

Union Bankshares Company